Filed by Petrohawk Energy Corporation
(Commission File No. 000-25717)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:
Mission Resources Corporation
(Commission File No. 000-09498)

The following information is a summary of the calculation of the estimated consideration to be paid by Petrohawk Energy Corporation (“Petrohawk”) to holders of common stock of Mission Resources Corporation (“Mission”) upon consummation of the merger of Mission with Petrohawk Acquisition Corporation, a wholly owned subsidiary of Petrohawk. You are urged to carefully read the joint proxy statement/prospectus relating to the merger, which is accessible over the Internet from the SEC’s website at www.sec.gov or the websites of Petrohawk Energy Corporation, at www.petrohawk.com, and Mission Resources Corporation, at www.mrcorp.com. ..

CALCULATION OF MERGER CONSIDERATION

ACQUISITION OF MISSION RESOURCES CORPORATION BY
PETROHAWK ENERGY CORPORATION

At the effective time of the merger of Mission Resources Corporation with Petrohawk Acquisition Corporation, a wholly owned subsidiary of Petrohawk Energy Corporation, each share of Mission common stock outstanding immediately prior to the effective time will be converted into the right to receive either a number of shares of Petrohawk common stock or an amount of cash, in each case as described more fully in the joint proxy statement/prospectus. The actual per share stock consideration and per share cash consideration to be paid to Mission stockholders cannot be determined until the effective time of the merger because of the dependence of these final calculations on the closing prices and volumes of Petrohawk common stock for ten trading days ending three calendar days immediately prior to the effective time (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). The calculation set forth below is intended to provide you with information as to the amount of such consideration as though the effective date of the merger were today, using the stock’s closing price and volumes reported for ten trading days ended three calendar days prior to today. The calculation set forth below will continue to change as the closing prices and trading volumes of Petrohawk common stock are reported, up until the effective time, when the Average Petrohawk Common Stock Value (as defined below) will be established.

Definitions

The following definitions are used for purposes of this discussion and the following table:

•	The “aggregate consideration” is the dollar amount of the sum of:

•	the product of (1) the aggregate number of shares of Petrohawk common stock that Petrohawk will issue pursuant to the merger (which is the product of 0.7718 and 60% of the “total common stock amount”) and (2) the “Average Petrohawk Common Stock Value” (referred to in the merger agreement as the “Final Parent Stock Price”), and

•	the aggregate amount of cash Petrohawk will pay pursuant to the merger (which is the product of (1) 40% of the total common stock amount and (2) $8.15). We refer to this aggregate amount of cash as the “total cash amount.”

•	The “Average Petrohawk Common Stock Value” is the volume-weighted average of the closing prices per share of Petrohawk common stock as reported on the Nasdaq National Market during the ten consecutive trading day period during which shares of Petrohawk common stock are traded on the Nasdaq National Market ending on the third calendar day immediately prior to the effective time of the merger (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). We refer to the ten consecutive trading day period as the “valuation period.”

•	The “total common stock amount” is the total number of shares of Mission common stock outstanding immediately prior to the effective time of the merger; provided that, for purposes of determining the aggregate consideration, the total common stock amount will not exceed the sum of 41,535,088 (the number of shares of Mission common stock outstanding on April 1, 2005) and 5,832,715 (the number of shares of Mission common stock permitted to be issued by Mission prior to the merger pursuant to existing stock options under the terms of the merger agreement).

Calculation Rationale

Subject to the allocation procedures described in the joint proxy statement/prospectus, the consideration to be paid for each share of Mission common stock in respect of which a stock election is made will be the number of shares of Petrohawk common stock equal to the “exchange ratio,” which is the number obtained by dividing the per share consideration by the Average Petrohawk Common Stock Value.

The formula described above is designed to substantially equalize the value of the consideration to be received for each share of Mission common stock in the merger at the time the calculation is made, regardless of whether a Mission stockholder elects to receive cash, Petrohawk common stock, or a combination of cash and Petrohawk common stock. This equalization mechanism was deemed to be desirable because the value of the Petrohawk common stock will fluctuate. The value of the merger consideration to be received with respect to each share of Mission common stock will be equal to $3.26 plus approximately $0.4631 per $1.00 of Average Petrohawk Common Stock Value.

To ensure that the value of the consideration for each share of Mission common stock is as equal as possible upon receipt by Mission stockholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the Average Petrohawk Common Stock Value. The formula is also designed to fix the total number of shares of Petrohawk common stock and the amount of cash to be issued and paid, respectively, in the merger (in each case subject to upward adjustment, up to approximately 1.8 million shares of common stock and $12.7 million in cash, in the event that any shares of Mission common stock are issued in accordance with the merger agreement pursuant to the exercise of Mission stock options or otherwise). Because the amount of cash and the number of shares of Petrohawk common stock to be paid and issued, respectively, in the merger are fixed at approximately $135.4 million and 19.234 million shares, respectively, the percentage of shares of Mission common stock that will be exchanged for Petrohawk common stock and the percentage that will be exchanged for cash will depend upon the Average Petrohawk Common Stock Value.

The greater the Average Petrohawk Common Stock Value, the greater the percentage of shares of Mission common stock that will be exchanged for shares of Petrohawk common stock (and the lesser the percentage of shares of Mission common stock that will be exchanged for cash) and the lesser the Average Petrohawk Common Stock Value, the greater the percentage of shares of Mission common stock that will be exchanged for cash (and the lesser the percentage of shares of Mission common stock that will be exchanged for Petrohawk common stock).

Hypothetical Value of Stock and Cash Consideration

The following table sets forth a hypothetical Average Petrohawk Common Stock Value based upon the closing prices and trading volumes of Petrohawk common stock on the Nasdaq National Market during the ten consecutive trading days ending on the third calendar day prior to the date and time set forth below. The table is updated each day at approximately 3:30 CDT to take into account the closing price and trading volumes of Petrohawk common stock for the preceding trading day.

The actual value of the cash consideration or number of shares of Petrohawk common stock that you will receive for each share of Mission common stock you hold may differ from the hypothetical amount shown in this example because the actual amounts will be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in the joint proxy statement/prospectus.

* Updated through close of trading on [date] [time].

		Per Share Stock			Percentage of Outstanding
Average		Consideration			Shares of Mission Common
Petrohawk		(Shares of	Value of Per	Per Share	Stock to Receive:
Common	Transaction	Petrohawk	Share Stock	Cash	Stock	Cash
StockValue	Value	Common Stock)	Consideration	Consideration	Consideration	Consideration
$

No assurance can be given that the Average Petrohawk Common Stock Value shown above will be equivalent to the Average Petrohawk Common Stock Value at the effective time of the merger. Further, no assurance can be given that the current fair market value of Petrohawk common stock will be equivalent to the fair market value of Petrohawk common stock on the date that the merger consideration is received by a Mission stockholder or at any other time. The actual fair market value of the Petrohawk common stock received by Mission stockholders depends upon the fair market value of Petrohawk common stock upon receipt, which may be higher or lower than the Average Petrohawk Common Stock Value or the market price of Petrohawk common stock calculated as of today.

No fractional shares of Petrohawk common stock will be issued to any holder of Mission common stock in connection with the merger. For each fractional share that would otherwise be issued, Petrohawk will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Petrohawk common stock on the Nasdaq National Market for the five trading days immediately preceding the date on which the merger occurs. No interest will be paid or accrued on cash payable in lieu of fractional shares of Petrohawk common stock.

The table is based on the assumption that the number of exchangeable shares is 41,535,088 (the number of shares of Mission common stock outstanding on April 1, 2005). To the extent that the number of shares of Mission common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of Mission options or otherwise), the number of exchangeable shares will increase and the aggregate transaction value will increase, but there will be no change in the per share stock consideration or per share cash consideration. Each additional exchangeable share of Mission common stock will increase the aggregate transaction value by 0.4631 shares of Petrohawk common stock and $3.26 in cash.

Petrohawk Energy Corporation (“Petrohawk) has filed with the SEC a Registration Statement on Form S-4, and certain amendments thereto (Registration Number 333-124391), that contains the joint proxy statement prospectus regarding the proposed merger (the “Merger”) of Petrohawk and Mission Resources Corporation (“Mission”). Investors and security holders of Petrohawk and Mission are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Petrohawk or Mission because they contain, or will contain, important information about Petrohawk, Mission and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Petrohawk or Mission with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission’s website at www.mrcorp.com.

     Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the Merger. Information about the executive officers and directors of Petrohawk and their ownership of Petrohawk common stock is set forth in the joint proxy statement/prospectus on Form S-4, which was filed with the SEC on April 28, 2005 and subsequently amended. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in Mission’s Amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on April 12, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Petrohawk, Mission, and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger, which is included in the Registration Statement on Form S-4 filed by Petrohawk with the SEC on April 28, 2005, and the amendments thereto.